UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 03, 2017

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference: Asset Sale

Dear Sirs:

According to the Relevant Information Communication we released on February 02, 2017, we hereby inform you that today, our subsidiary Viva GyM S.A. has signed the Public Deed for the sale of all its shares and rights –which represent the 50%- of the property located on Av. Perez Aranibar N° 1300 (corner with Calle Jorge Polar and Av. General Córdova) (hereinafter “Cuartel San Martín project”) with the company Urbi Propiedades S.A., who was our partner with the remaining 50% stake in the Cuartel San Martín project.

With the signature of the aforementioned document, Urbi has proceeded with the payment of USD 50 million to Viva GyM S.A.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: April 3, 2017